THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

July 15, 2010

VIA EDGAR (Correspondence Filing)

Ms. Deborah O’Neal-Johnson U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 36

File Nos. 333-132541; 811-21872

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No 36 to the Registrant’s Registration Statement (the “Amendment”) filed with respect to the Catalyst Value Fund, the Catalyst Strategic Value Fund, the Catalyst/SMH High Income Fund, the Catalyst/SMH Total Return Income Fund and the Catalyst/Groesbeck Growth of Income Fund (each a “Fund,” collectively, the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	If the Registrant intends to use a summary prospectus, please provide the legend required by Rule 498(B)(1)(b) for the Staff’s review prior to the Amendment’s effective date.
Response:

The following is the legend that will be included with the Registrant’s summary prospectuses:

“Before you invest, you may want to review the Fund’s complete prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.CatalystMutualFunds.com.  You can also get this information at no cost by calling 1-866-447-4228, or by asking any financial intermediary that offers shares of the Fund. The Fund’s prospectus and statement of additional information, both dated July 20, 2010, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website or phone number noted above.”

Comment 2:

In the “Fees and Expenses of the Fund” section for each series, please complete the page number in the following sentence:

“More information about these and other discounts is available from your financial professional and in How to Buy Shares on page [_] of the Fund’s Prospectus.”

Response:	The page numbers will be completed when the definitive prospectus is filed. Pagination is not determined until the final print layout is determined.
Comment 3:

In the footnote describing the advisor’s contractual fee waiver in the
“Fees and Expenses of the Fund” section of each series, please disclose to the Staff supplementally whether the advisor can unilaterally terminate the fee waiver.

Response:	The fee waiver can only be terminated with the approval of the Board of Trustees.
Comment 4:	In the “Example” section of each series, please delete the following disclosure: “…, reinvest dividends and distributions,…”
Response:	The disclosures have been revised as requested.
Comment 5:

In the “Performance” section of each series, please delete the following disclosure:

“Also, shareholder reports containing performance and financial information will be mailed to shareholders semi-annually.”

Response:	The disclosures have been revised as requested.
Comment 6:	In the “Tax Information” section of each series, please include disclosure regarding the fact that distributions may be taxable upon withdrawal from a tax-free plan.
Response:

The following disclosure has been added as the last sentence of the “Tax Information” section of each series:

“If you are investing in a tax-free plan, distributions may be taxable upon withdrawal from the plan.”

Comment 7:	To the extent the Fund intends to engage in short sales, please confirm that short interest will be included in the Catalyst Strategic Value Fund’s fee tables.
Response:	The estimated dividend expenses associated with selling securities short is included in the Fund’s fee table.
Comment 8:	In the “Principal Risks of Investing in the Fund” section, please generally abbreviate all of the risk disclosure.
Response:

Each risk disclosure been revised as follows to the extent that it is applicable to a particular Fund:

Acquired Funds Risk. Because the Fund may invest in other investment companies, the value of your investment will fluctuate in response to the performance of the acquired funds. Investing in acquired funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the acquired funds.  ~~By investing in acquired funds, you will bear not only your proportionate share of the Fund’s expenses (including operating costs and investment advisory and administrative fees), but also, indirectly, similar expenses and charges of the acquired funds, including any contingent deferred sales charges and redemption charges.  Finally, you may incur increased tax liabilities by investing in the Fund rather than directly in the acquired funds.~~

Asset-Backed Security Risk.  When the Fund invests in asset-backed securities, including mortgage backed securities and CMOs, the Fund is subject to the risk that, if the issuer fails to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities.  ~~In addition, changes in interest rates affect that value of these securities. Some mortgage-backed securities may be structured so that they may be particularly sensitive to changes in interest rates; and investment in mortgage-related securities are subject to special risks if the issuer of the security prepays the principal prior to the security's maturity (including increased volatility in the price of the security and wider fluctuations in response to interest rates).   If the security is backed by sub-prime mortgages, there is a greater risk that the Fund may lose money.~~

Credit Risk. Credit risk is the risk that an issuer of a security will fail to pay principal and interest in a timely manner, reducing the Fund’s total return. The Fund may invest in high-yield, high-risk securities, commonly called “junk bonds”, that are not investment grade and are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities. Credit risk may be substantial for the Fund.

Foreign Securities Risk.  Since the Fund’s investments may include ADRs and foreign securities, the Fund is subject to risks beyond those associated with investing in domestic securities. Foreign companies are generally not subject to the same regulatory requirements of U.S. companies thereby resulting in less publicly available information about these companies.  In addition, foreign accounting, auditing and financial reporting standards generally differ from those applicable to U.S. companies.  ~~Depository receipts maintain substantially the same risks as those associated with investments in foreign securities and may be under no obligation to distribute shareholder communications or pass through any voting rights with respect to the deposited securities.~~

Income Risk. Income risk is the risk that the income from the Fund’s portfolio will decline because of falling market interest rates. This can result when the Fund invests the proceeds from new share sales, or from matured or called bonds, at market interest rates that are below the portfolio’s current earnings rate.

Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities.

Leverage Risk. By selling securities short, the Fund could be deemed to be employing a form of leverage, which creates special risks. The use of leverage to increase the Fund's exposure to long equity positions will make any change in the Fund's NAV greater than it would be without the use of leverage. ~~This could result in increased volatility of returns. There is no guarantee that the Fund will leverage its portfolio, or if it does, that the Fund's leveraging strategy will be successful.~~

Limited History of Operations. The Fund is a relatively new mutual fund and has a limited history of operations.

Liquidity Risk.  Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring a Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Lower Quality Debt. Lower-quality debt securities and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. ~~The value of lower-quality debt securities and certain types of other securities often fluctuates in response to company, political, or economic developments and can decline significantly over short periods of time or during periods of general or regional economic difficulty. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates.~~

Management Risk.  The portfolio manager’s judgments about the attractiveness, value and potential appreciation of particular asset classes, sectors, Acquired Funds or other securities in which the Fund invests may prove to be incorrect and there is no guarantee that the portfolio manager’s judgment will produce the desired results.

Market Risk.  Overall stock market risks may also affect the value of the Fund.  Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets.

Non-diversification Risk. ~~The Fund is non-diversified. This means that it may invest a larger portion of its assets in a limited number of companies than a diversified fund.~~ Because a relatively high percentage of ~~the~~a non-diversified  Fund’s assets may be invested in the securities of a limited number of companies that could be in the same or related economic sectors, the Fund’s portfolio may be more susceptible to any single economic, technological or regulatory occurrence than the portfolio of a diversified fund.

Prepayment Risk.  During periods of declining interest rates, prepayment of loans underlying mortgage-backed and asset-backed securities usually accelerates.  Prepayment may shorten the effective maturities of these securities and the Fund may have to reinvest at a lower interest rate.

Real Estate Risk.  The Fund is subject to the risks of the real estate market as a whole, such as taxation, regulations and economic and political factors that negatively impact the real estate market and the direct ownership of real estate.  ~~These may include decreases in real estate values, overbuilding, rising operating costs, interest rates and property taxes. In addition, some real estate related investments are not fully diversified and are subject to the risks associated with financing a limited number of projects.~~  Real Estate Investment Trusts (“REITs”) are heavily dependent upon the management team and are subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Security Risk.  The value of the Fund may decrease in response to the activities and financial prospects of an individual security in the Fund’s portfolio.

Short Selling Risk. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The ~~Fund may have substantial short positions and must borrow those securities to make delivery to the buyer. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions before it had intended to do so. Thus, the~~ Fund may not be able to successfully implement its short sale strategy due to limited availability of desired securities or for other reasons.

~~The Fund also may be required to pay a commission and other transaction costs, which would increase the cost of the security sold short. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the commission, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.~~

~~Until the Fund replaces a borrowed security, it is required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund's short position. Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund's ability to access the pledged collateral may also be impaired in the event the broker fails to comply with the terms of the contract. In such instances the Fund may not be able to substitute or sell the pledged collateral. Additionally, the Fund must maintain sufficient liquid assets (less any additional collateral pledged to the broker), marked-to-market daily, to cover the short sale obligations. This may limit the Fund's investment flexibility, as well as its ability to meet redemption requests or other current obligations.~~

~~Because losses on short sales arise from increases in the value of the security sold short, such losses are theoretically unlimited. By contrast, a loss on a long position arises from decreases in the value of the security and is limited by the fact that a security's value cannot go below zero.~~

Smaller Capitalization Stock Risk.   To the extent the Fund invests in the stocks of smaller-sized companies, the Fund may be subject to additional risks~~.  The~~, including the risk that earnings and prospects of these companies are more volatile than larger companies.  ~~Smaller-sized companies may experience higher failure rates than do larger companies.  The trading volume of securities of smaller-sized companies is normally less than that of larger companies and, therefore, may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies.  Smaller-sized companies may have limited markets, product lines or financial resources and may lack management experience.~~

Stock Market Value Risk.  Overall stock market risks may also affect the value of the Fund.  Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets. ~~Stocks involve the risk that they may never reach what the manager believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the manager misgauged that worth. They also may decline in price, even though, in theory, they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund’s performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing only stocks of a particular market cap or industry).~~

Comment 9:	In the “Example” section, please confirm that the advisor’s contractual fee waiver is being applied only to the “1 Year” expense example.
Response:	The Registrant has confirmed that the advisor’s contractual fee waiver is being applied only to the “1 Year” expense example.
Comment 10:

In the “Average Annual Total Returns” table, please add the following disclosure to the line item for index returns:

“(reflects no deduction for fees, expenses or taxes)”

Please also add the index returns to the Class C portion of the table.

Response:	The requested disclosure has been added.
Comment 11:

In the last paragraph of the “Performance” section for each of the Catalyst Value Fund, the Catalyst/SMH High Income Fund, Catalyst/SMH Total Return Income Fund and Catalyst/Groesbeck Growth of Income Fund, please delete the disclosure regarding each Fund’s primary benchmark index.

Response:	The disclosure has been revised as requested.
Comment 12:

In the “Portfolio Holdings Disclosure Policies” section, please indicate whether the description of the Funds’ policies regarding disclosure of the securities in the Funds’ portfolios will also be available on the Funds’ respective websites.

Response:

After discussion with the Funds’ investment adviser, it was determined that the information will be available on the Funds’ website and disclosure regarding that fact has been added to the “Portfolio Holdings Disclosure Policies” section.

Comment 13:

In the “Other Purchase Information” section, to the extent that it is possible to add more specificity regarding the Funds’ policies and procedures with respect to purchases of Fund shares, please do so.

Response:

After review of the disclosure and discussion with the Fund’s officers, it was determined that the disclosure in the “Other Purchase Information” section, along with the other disclosures in the “How to Buy Shares” section succinctly and accurately describes all other information regarding the purchase process.   Accordingly, no change has been made to the “Other Purchase Information section.

Comment 14:	In the “How to Redeem Shares” section, there is disclosure regarding a $15 wire transfer fee. Please include disclosure regarding this fee in the “Fees and Expenses of the Fund” tables.
Response:	The disclosure has been revised as requested.
Comment 15:	Please delete the following disclosure following the “Privacy Policy”: “THIS PRIVACY POLICY IS NOT PART OF THE PROSPECTUS”
Response:	The disclosure has been revised as requested.
Comment 16:

In footnote 2 to the “Fees and Expenses of the Fund” table for the Catalyst Value Fund and footnote 3 to the “Fees and Expenses of the Fund” tables for the Catalyst Strategic Value Fund and the Catalyst Growth of Income Fund, please note that the only fee waivers that are effective for at least a year after the date of the Prospectus can be disclosed and revise the disclosure accordingly.

Response:	The disclosure for each fund has been revised as follows: “The advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund through July 31, 2011.”
Comment 17:

In the “Principal Investment Strategies” section for the Catalyst Value Fund, please revise the disclosure to indicate the types of “highest scoring stocks” in which the Fund will invest (i.e., common, preferred, convertible, etc.) and add any appropriate risk disclosure.

Response:

The “Principal Investment Strategies” section for the Catalyst Value Fund has been revised as follows:

“The highest scoring common stocks from the quantitative analysis are then researched to identify which companies the portfolio manager believes have the best opportunity to maintain their financial performance and increase in value.”

Comment 18:

In the “Principal Risks of Investing in the Fund” section for the Catalyst Value  Fund, the Catalyst Strategic Value Fund and the Catalyst/SMH High Income Fund, there is disclosure regarding non-diversification risk; however, no disclosure regarding the Funds’ status as non-diversified funds is included in the “Principal Investment Strategies” section.  If the Funds are non-diversified, please add the requisite disclosure to the “Principal Investment Strategies” sections of the Prospectus.  If the Funds are diversified, please delete “Non-diversification Risk” from the “Principal Risks of Investing in the Fund” sections.

Response:

The following disclosure has been added to the “Principal Investment Strategies” and “Additional Information About the Funds’ Principal Investment Strategies” Sections for the Catalyst Value  Fund, the Catalyst Strategic Value Fund and the Catalyst/SMH High Income Fund:

“The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means that it is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer.”

Comment 19:

Where disclosure regarding a secondary index is included following the “Average Annual Total Returns” table (e.g., the Russell 2000 Total Return Index for the Catalyst Value Fund and the S&P 500 for the Catalyst/SMH Total Return Income Fund), please supplement or replace the disclosure with an explanation as to why the applicable index is included in the table.

Response:

The disclosure regarding the Russell 2000 Total Return Index as a secondary index for the Catalyst Value Fund has been revised as follows:

“The Russell 2000 Total Return Value Index ~~measures the performance~~ is included because the Fund’s portfolio generally includes a significant number of smaller capitalization companies~~equities with lower price-to-book ratios and lower forecasted growth rates.  The Russell 2000 Total Return Value Index does not take into account the deduction of expenses associated with a mutual fund, such as investment management and accounting fees~~.”

The disclosure regarding the S&P 500 as a secondary index for the Catalyst/SMH Total Return Income Fund has been revised as follows:

“The S&P 500 Index ~~measures the performance of the largest~~ is included because the Fund’s portfolio generally includes a significant number of U.S. equity securities. ~~The largest 500 capitalization weighted security returns are used to adjust this index.  The S&P 500 Index does not take into account the deduction of expenses associated with a mutual fund, such as investment management and accounting fees.~~”

Comment 20:	In the “Fee Table” for the Catalyst Strategic Value Fund, note that the line item regarding “Acquired Fund Fees and Expenses” is not required if those fees do not exceed 0.01%.
Response:

The Registrant believes that the 0.01% estimate of “Acquired Fund Fees and Expenses” is accurate and therefore has opted to keep this line item in the “Fee Table” for the Catalyst Strategic Value Fund.

Comment 21:

Please revise the disclosure regarding “Credit Risk” in the “Principal Risks of Investing in the Fund” section for the Catalyst/SMH High Income Fund, which appears inconsistent with the disclosure in the “Principal Investment Strategies” section and the name of the Fund.

Response:

The disclosure regarding Credit Risk has been revised as follows:

“Credit risk is the risk that an issuer of a security will fail to pay principal and interest in a timely manner, reducing the Fund’s total return. The Fund may invest in high-yield, high-risk securities, commonly called “junk bonds”, that are not investment grade and are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities. Credit risk may be substantial for the Fund.

Comment 22:

Please add disclosure to the “Principal Risks of Investing in the Fund” section for the Catalyst/SMH High Income Fund regarding “Junk Bond/High Yield Risk” (or revise the “Lower Quality Debt” risk factor to include this disclosure).

Response:

The following disclosure has been added to the “Principal Risks of Investing in the Fund” section for the Catalyst/SMH High Income Fund:

Junk Bond Risk.  Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds.  The lack of a liquid market for these bonds could decrease the Fund’s share price.

The following disclosure has been added to the “Additional Information About the Funds’ Principal Investment Strategies” section for the Catalyst/SMH High Income Fund:

Junk Bond Risk.  Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest.  These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk).  If that happens, the value of the bond may decrease, and the Fund’s share price may decrease and its income distribution may be reduced.  An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds (liquidity risk).  Such securities may also include “Rule 144A” securities, which are subject to resale restrictions.  The lack of a liquid market for these bonds could decrease the Fund’s share price.

Comment 23:	In the “Performance” section for the Catalyst/SMH High Income Fund, please send the bar chart performance information to the SEC staff for review prior to the Amendment’s effective date.
Response:

The bar chart performance information for the Catalyst/SMH High Income Fund is as follows:

Annual Total Returns[1]

[1] Figures do not reflect sales charges.  If they did, returns would be lower.

During the period shown in the bar chart, the highest return for a quarter was 27.23% (quarter ended June 30, 2009), and the lowest return for a quarter was 2.08% (quarter ended March 31, 2009). The Fund’s Class A year-to-date return for the period ended June 30, 2010 was 4.61%.

Comment 24:

In the “Investment Objective” section for the Catalyst/SMH Total Return Income Fund, please revise the disclosure to clarify that the Fund’s investment objective is total return and that current income and capital appreciation are either the principal ways in which the Fund seeks to achieve that objective or a secondary objective.  Additionally, please consider revising the investment objective to address the fact that capital appreciation appears to be inconsistent with the Fund’s name.

Response:

The disclosure has been revised as follows:

“The TRI Fund seeks to provide total return~~, including~~ through current income and capital appreciation.”

The Registrant believes the Fund’s investment objective is appropriate and consistent with the Fund’s name because capital appreciation is a component of total return.

Comment 25:	In the “Principal Investment Strategies” section for the Catalyst/SMH Total Return Income Fund, please define the “hybrid securities” in which the Fund will invest.
Response:

The principal investment strategies disclosure has been revised as follows:

“The Fund may also invest in preferred stock, master limited partnerships, bank notes~~, hybrid securities~~ and write covered calls on equities.”

Comment 26:	In the “Principal Investment Strategies” section for the Catalyst/SMH Total Return Income Fund, please disclose the ratings policy with respect to the Fund’s investment in debt securities.
Response:

The following disclosure regarding the Fund’s ratings policy appears in the “Principal Investment Strategies” section for the Catalyst/SMH Total Return Income Fund and therefore additional disclosure regarding the ratings policy would be redundant:

“In addition, the Fund may invest without limitation in lower quality, higher yielding debt securities (rated Ba or lower by Moody’s Investors Service or BB or lower by Standard & Poor’s Corporation or unrated but determined by the Sub-Advisor to be of equivalent quality).”

Comment 27:

In the “Principal Investment Strategies” section for the Catalyst/SMH Total Return Income Fund, please revise the disclosure to indicate whether the American Depositary Receipts in which the Fund invests are sponsored or unsponsored.

Response:

The disclosure has been revised as follows:

The Fund may invest up to 20% of its assets in equity securities of issuers domiciled outside the United States, including without limitation sponsored American Depositary Receipts (“ ADRs “).

Comment 28:

In the “Principal Investment Strategies” section for the Catalyst/SMH Total Return Income Fund, please revise the disclosure as follows:

“In addition, the Fund may invest without limitation in lower quality, higher yielding debt securities (rated Ba or lower by Moody’s Investors Service or BB or lower by Standard & Poor’s Corporation or unrated but determined by the Sub-Advisor to be of equivalent quality; also known as “junk bonds”).”

Response:	The disclosure has been revised as requested.
Comment 29:	In the “Principal Risks of Investing in the Fund” section for the Catalyst/SMH Total Return Income Fund, please add disclosure for hybrid risk, option risk and REIT risk:
Response:

Disclosure regarding investment in hybrids has been deleted from the “Principal Risks of Investing in the Fund” section for the Catalyst/SMH Total Return Income Fund.  Additionally, the following disclosure has been added to the “Principal Risks of Investing in the Fund” section for the Catalyst/SMH Total Return Income Fund:

 “Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both fixed income and equity securities and are subject to risks associated with both fixed income and equity securities.”

“Options Risk.  There are risks associated with the sale and purchase of call and put options.  As the seller (writer) of a covered call option, the Fund assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise option price.  As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.  As a seller (writer) of a put option, the Fund will lose money if the value of the security falls below the strike price.”

“Real Estate Risk.  The Fund is subject to the risks of the real estate market as a whole, such as taxation, regulations and economic and political factors that negatively impact the real estate market and the direct ownership of real estate.  These may include decreases in real estate values, overbuilding, rising operating costs, interest rates and property taxes. In addition, some real estate related investments are not fully diversified and are subject to the risks associated with financing a limited number of projects.  REITs are heavily dependent upon the management team and are subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.”

Also, the following disclosure has been added to the “Additional Information About the Funds’ Principal Investment Strategies” section for the Catalyst/SMH Total Return Income Fund:

“Convertible Securities Risk.  Convertible securities subject the Fund to the risks associated with both fixed-income securities and equity securities.  If a convertible security’s investment value is greater then its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise.  If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security.”

“Options Risk.  There are risks associated with the sale and purchase of call and put options.  As the seller (writer) of a covered call option, the Fund assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise option price.  As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.  As a seller (writer) of a put option, the Fund will lose money if the value of the security falls below the strike price.”

“Real Estate Risk.  The Fund is subject to the risks of the real estate market as a whole, such as taxation, regulations and economic and political factors that negatively impact the real estate market and the direct ownership of real estate.  These may include decreases in real estate values, overbuilding, rising operating costs, interest rates and property taxes. In addition, some real estate related investments are not fully diversified and are subject to the risks associated with financing a limited number of projects.  REITs are heavily dependent upon the management team and are subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.”

Comment 30:	In the “Average Annual Total Returns” table for the Catalyst/SMH Total Return Income Fund, please delete the reference to footnote 1.
Response:	The disclosure has been revised as requested.
Comment 31:

In the “Average Annual Total Returns” table for the Catalyst/SMH Total Return Income Fund, please indicate to the Staff supplementally whether the Merrill Lynch US Cash Pay High Yield Index is the appropriate broad-based index for the Fund given the Fund’s equity exposure and whether the S&P 500 would be a more appropriate index because of the market capitalization range in which the Fund invests.

Response:

It is the opinion of the Fund’s adviser that both the Merrill Lynch US Cash Pay High Yield Index and the S&P 500 Index are appropriate benchmarks because the Fund invests in both high yield bonds and equities.  Both benchmark indexes are provided, with disclosure regarding the S&P 500 appearing first.

Comment 32:

In the “Principal Investment Strategies” section for the Catalyst/Groesbeck Growth of Income Fund, the disclosure indicates that the Fund will invest in “large capitalization companies” and defines those as companies with a market capitalization of “$5 billion or more”; however, the Fund’s investment strategy appears to be more of a mid-cap strategy.  Please revise the disclosure to address this apparent inconsistency.

Response:

After further review, we do not believe the investment strategy is mid-cap or inconsistent. As of June 30, only two of the Fund’s holdings are below $5 billion of market cap and the Fund’s average market cap is approximately $54 billion. Therefore, no changes to the disclosure were made.

Comment 33:

In the “Portfolio Managers: Catalyst/ Groesbeck Growth of Income Fund” section, the disclosure regarding Mr. Groesbeck indicates that he is a portfolio manager, whereas the disclosure regarding Mr. Dainesi indicates that he is a co-portfolio manager.  Please revise the disclosure to clarify the roles of the portfolio managers and any limitations to which they are subject.  Please revise the disclosure accordingly in the “Advisors and Sub-Advisors, Portfolio Managers” section of the Statement of Additional Information.

Response:	Mr. Groesbeck is portfolio manager with primary overall responsibility for managing the Fund. Mr. Dainesi assists him as portfolio manager.

Statement of Additional Information

Comment 1:	Please add the Funds’ ticker symbols to the first page of the Statements of Additional Information.
Response:	The ticker symbols have been added as requested.
Comment 2:

Please provide the disclosure regarding risk oversight and the Trustees’ overall merits to serve as Trustee, including a summary of (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills for the Staff’s review prior to the dates of the Amendments’ effectiveness.

Response:

The following disclosure regarding Fund governance has been added:

The Trust is led by Mr. Jerry Szilagyi, who has served as the Chairman of the Board since 2010.  Mr. Szilagyi is an interested person by virtue of his controlling interest in Catalyst Capitol Advisors LLC, investment adviser to certain of the Funds.  The Board of Trustees is comprised of Mr. Szilagyi, an Interested Trustee, and Mr. Tobias Caldwell, Mr. Tiberiu Weisz and Dr. Bert Pariser, each  Independent Trustees.  The Trust does not have a Lead Independent Trustee, but governance guidelines provide that Independent Trustees will meet in executive session at each Board meeting.  Under the Trust’s bylaws and governance guidelines, the Chairman of the Board is responsible for (a) chairing board meetings, (b) setting the agendas for these meetings and (c) providing information to board members in advance of each Board meeting and between Board meetings.  The Trustees believe this is the most appropriate leadership structure for the Trust given Mr. Szilagyi’s background in the investment management industry and his experience in providing both advisory and administrative services to other mutual funds.

Mr. Caldwell, Mr. Weisz and Dr. Pariser serve on the Board’s Audit Committee.   The Board’s Audit Committee is a standing independent committee with a separate chair.  The Board oversees risk management, and the full Board engages in discussions of risk management and receives reports on investment and compliance risk from the Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary.  The Audit Committee considers financial reporting risk to be within its area of responsibilities.  Generally, the Board believes that its oversight of material risks is adequately maintained through the risk-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information. The Board also meets with and receives reports from the Trust’s independent registered public accounting firm.  During the fiscal year ended June 30, 2009, the Audit Committee met five times.

Mr. Szilagyi is the managing member of Catalyst Capital Advisors, an original sponsor of the Trust.  Mr. Szilagyi has many years of experience managing mutual funds and providing administrative services to other mutual funds.  His experience in the investment management industry makes him uniquely qualified to serve as the Trust’s Chairman.  Mr. Caldwell is the manager of a real estate investment firm.  Mr. Caldwell’s experience in the real estate and investment industries provides the Board with an additional perspective and understanding of investment strategies used by advisers to the Funds.  Mr. Weisz is an attorney and provides the Board with insight and experience regarding their duties and standards of care. as well and legal procedures related to the Board’s responsibilities.  Mr. Pariser in the managing partner of a technology consulting firm and has served on the Boards of many other companies.  His experience with other Boards provides the Trustees with insight as to the manner in which matters are handled in other corporate settings, including the hiring and use of professionals such as counsel and audit firms.

Comment 3:	In the “Financial Statements” section, please revise the disclosure to indicate that the “Annual Report for the fiscal year ended June 30, 2010” will be provided by subsequent amendment.
Response:

The disclosure has been revised as follows:

“The financial statements of the Catalyst Value Fund, the Catalyst/SMH High Income Fund and the Catalyst/SMH Total Return Income Fund and the independent auditor’s report appearing in the Annual Report for the fiscal year ended June 30, 2009 and the unaudited financial statements of the Catalyst Value Fund, the Catalyst/SMH High Income Fund, the Catalyst/SMH Total Return Income Fund and the Catalyst/Groesbeck Growth of Income Fund for the period ended December 31, 2009 are incorporated herein by reference.  You can obtain the Annual and Semi-Annual Reports without change by calling the Funds at 1-866-447-4228.”

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP